U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR


--------------------------------------------------------------------------------
         For Period Ended:  July 31, 2000
--------------------------------------------------------------------------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

         Full Name of Registrant

         Innovative Clinical Solutions, Ltd.

         Address of Principal Executive Office (Street and Number)

         10 Dorrance Street, Suite 400

         Providence, RI 02903

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [   ]    (c) The  accountant's  statement or other  exhibit  required by
                 Rule12b-25(c) has been attached if applicable.



--------------------------------------------------------------------------------
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2000 without unreasonable effort or expense because the Registrant's former independent accountants, PricewaterhouseCoopers LLP ("PwC") resigned effective June 20, 2000 and because the Registrant had diverted a significant amount of its executive and financial personnel to the confirmation of its Prepackaged Plan of Bankruptcy. Since the receipt of Plan confirmation on August 25, 2000, the Registrant has had to divert significant personnel to making the Plan effective. Due to these factors, the Registrant's Form 10-Q for the quarter ended July 31, 2000 is not yet complete.

For the reasons set forth above, the Registrant's inability to timely file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2000 cannot be eliminated without unreasonable effort or expense. The Registrant intends to file its Quarterly Report no later than the fifth day after the due date of the Quarterly Report.



--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION

--------------------------------------------------------------------------------
          (1) Name and telephone number of persons to contact in regard to this notification:

          Michael T. Heffernan, Chairman and Chief Executive Officer (401) 868-6609

          Gary S. Gillheeney, Chief Financial Officer (401) 868-6679

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [   ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




         Registrant's estimated revenues for the second quarter ended July 31, 2000 will be reported as approximately $25.8 million versus approximately $49.9 million for the prior year period due primarily to the divestiture of certain of its business lines and related assets. Registrant estimates its losses from operations for the second quarter ended July 31, 2000 will be reported as approximately $12.0 million versus approximately $29.5 million for the prior year period. In addition, the second quarter of the prior year period included a restructuring charge of $49.6 million resulting in a net loss for that period of $79.2 million as compared to an estimated net loss for the current second quarter of $12.0 million.




         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                              INNOVATIVE CLINICAL SOLUTIONS, LTD



Date:  September 15, 2000                     By: /s/Gary S. Gillheeney
                                                  -------------------------
                                                     Gary S. Gillheeney
                                                     Chief Financial Officer

                                       3